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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            ------------------------

                                   SCHEDULE TO
                                  (Rule 13e-4)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                        LORAL SPACE & COMMUNICATIONS LTD.
                           LORAL SPACECOM CORPORATION
       (Name of Subject Companies (Issuers) and Filing Persons (Offerors))
                            ------------------------

                    Options of Loral SpaceCom Corporation to
              Purchase Common Stock, Par Value $0.01 Per Share, of
                       Loral Space & Communications Ltd.,
               Having an Exercise Price Per Share of $2.00 or more
                         (Title of Class of Securities)

                                    G56462107
                    (CUSIP Number of Underlying Common Stock)

                                 Avi Katz, Esq.
                  Vice President, General Counsel and Secretary
                        Loral Space & Communications Ltd.
                         c/o Loral SpaceCom Corporation
                                600 Third Avenue
                               New York, NY 10016
                                 (212) 697-1105
       (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
                            ------------------------

                                    Copy to:
                              David K. Boston, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                            New York, New York 10019
                                 (212) 728-8000

                            ------------------------

                            CALCULATION OF FILING FEE

                Transaction valuation*    Amount of filing fee
                ----------------------    --------------------
                      $4,300,000                 $395.60

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 17,481,247 shares of Common Stock, par value $0.01, of Loral Space & Communications Ltd. having an aggregate value of $4.3 million as of January 23, 2003 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $92.00 per $1,000,000.00 of the value of the transaction.

------------------------


Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    N/A              Filing party:     N/A
Form or Registration No.:  N/A              Date filed:       N/A

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

ITEM 1. SUMMARY TERM SHEET.

      The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated February 5, 2003 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANIES INFORMATION.

(a) The name of the issuer of the options is Loral SpaceCom Corporation, a Delaware corporation ("Loral SpaceCom"), and the name of the issuer of the common stock underlying the options is Loral Space & Communications Ltd., a company organized under the laws of Bermuda (the "Company"). Loral SpaceCom is a wholly owned subsidiary of the Company. The address of their principal executive offices is c/o Loral SpaceCom Corporation, 600 Third Avenue, New York, NY 10016 and the telephone number of their principal executive offices is (212) 697-1105. The information set forth in the Offer to Exchange under Section 9 ("Information Concerning Loral Space & Communications Ltd. and Loral SpaceCom Corporation") is incorporated herein by reference.

(b) This Tender Offer Statement on Schedule TO relates to an offer by the Company and Loral SpaceCom to grant new options of Loral SpaceCom (the "New Options") to purchase shares of the Company's Common Stock, par value $0.01 per share (the "Common Stock"), in exchange for the tender of certain outstanding options of Loral SpaceCom to purchase shares of the Common Stock previously granted under the terms and conditions of the following option plans of the
Company:

(i) the Loral Space & Communications Ltd. 2000 Stock Option Plan (the "2000 Option Plan"); and

(ii) the Loral Space & Communications Ltd. 1996 Stock Option Plan (the "1996 Option Plan," together with the 2000 Option Plan, the "Plans").

Each New Option will be granted pursuant to either the 2000 Option Plan or the 1996 Option Plan, as determined by the Company at the time of grant, and will be subject to the terms and conditions described in the Offer to Exchange and the related Letter of Transmittal (the "Letter of Transmittal" and, the terms of this exchange offer as set forth in the Offer to Exchange and the Letter of Transmittal and as they may be amended or supplemented from time to time, each of which is attached hereto as Exhibits (a)(1) and (a)(2), respectively, is hereinafter referred to as the "Offer"). The Offer is only open to current employees of the Company and its subsidiaries, other than our Chairman and Chief Executive Officer and non-employee members of our Board of Directors, and employees of XTAR, L.L.C., GlobalTel J.S.C. and Globalstar do Brasil, S.A. ("Eligible Employees"). The outstanding options subject to this Offer are all options to purchase Common Stock granted by Loral SpaceCom pursuant to the Plans, having an exercise price per share of $2.00 or more and that are held at the time of acceptance by Eligible Employees (the "Existing Options").

      If the Existing Options are properly tendered and accepted for exchange, the Eligible Employee so tendering will be entitled to receive New Options to purchase the number of shares of Common Stock determined in accordance with the following exchange ratios, as adjusted for any stock splits, reverse stock splits, stock dividends and similar events, and rounded down to the nearest whole share.

                                                                 Exchange Ratio of New Options for
 Exercise Price of Existing Options Tendered                              Existing Options
---------------------------------------------          ------------------------------------------------------
$2.00 or more but less than or equal to $7.00            70% Exchange Ratio: New Option granted to purchase
                                                          seven shares of Common Stock for every Existing
                                                       Option to purchase ten shares of Common Stock tendered

                $7.01 or more                            25% Exchange Ratio: New Option granted to purchase
                                                        one share of Common Stock for every Existing Option
                                                          to purchase four shares of Common Stock tendered

      Loral SpaceCom will grant the New Options on the first business day which is at least six months and one day following the closing of the Offer, and the per share exercise price of the New Options will be the fair market value of one share of Common Stock on the date of grant, however, in no instance will the exercise price of the New Options be below the par value per share of the Common Stock.

      The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," Section 1 ("Number of Options; Expiration Date"),
Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and
Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

(c) The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock Underlying the Options") is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) The information set forth under Item 2(a) above is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a) The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," Section 1 ("Number of Options; Expiration Date"),
Section 3 ("Procedures for Tendering Options"), Section 4 ("Withdrawal Rights"),
Section 5 ("Acceptance of Options for Exchange and Issuance of New Options"),
Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of New Options"), Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material U.S. Federal Income Tax Consequences") and Section 14 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS.

(e) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

(c) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options") and Section 15 ("Fees and Expenses") is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Section 6 ("Conditions of the Offer") is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 9. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

(a) The information set forth in the Offer to Exchange under Section 9 ("Information Concerning Loral Space & Communications Ltd. and Loral SpaceCom Corporation") and

Section 16 ("Additional Information"), the information set forth in the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2001, the information set forth in the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2002, the information set forth in the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2002 and the information set forth in the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2002 is incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION.

(a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options" and "Legal Matters; Regulatory Approvals") is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)   (1)  Offer to Exchange, dated February 5, 2003.

      (2)  Form of Letter of Transmittal.

      (3)  Fact Sheet from the Company to Employees.

      (4)  Cover Letter to Offerees, dated February 5, 2003.

      (5)  Form of Notice of Change in Election From Accept to Reject.

      (6)  Form of Letter to Tendering Option Holders.*

      (7) Loral Space & Communications Ltd. Annual Report on Form 10-K for its fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on March 29, 2002 and incorporated herein by reference.

      (8) Loral Space & Communications Ltd. Quarterly Report on Form 10-Q for its quarter ended March 31, 2002, filed with the Securities and Exchange Commission on May 15, 2002 and incorporated herein by reference.

      (9) Loral Space & Communications Ltd. Quarterly Report on Form 10-Q for its quarter ended June 30, 2002, filed with the Securities and Exchange Commission on August 14, 2002 and incorporated herein by reference.

      (10) Loral Space & Communications Ltd. Quarterly Report on Form 10-Q for its quarter ended September 30, 2002, filed with the Securities and Exchange Commission on November 14, 2002 and incorporated herein by reference.

      (11) Loral Space & Communications Ltd. Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 7, 2002 and incorporated herein by reference.

      (12) Loral Space & Communications Ltd. Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 9, 2002 and incorporated herein by reference.

      (13) Loral Space & Communications Ltd. Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 10, 2002 and incorporated herein by reference.

      (14) Loral Space & Communications Ltd. Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 27, 2002 and incorporated herein by reference.

      (15) Loral Space & Communications Ltd. Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 8, 2002 and incorporated herein by reference.

      (16) Loral Space & Communications Ltd. Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 6, 2002 and incorporated herein by reference.

      (17) Loral Space & Communications Ltd. Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 6, 2002 and incorporated herein by reference.

      (18) Loral Space & Communications Ltd. Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 27, 2002 and incorporated herein by reference.

      (19) Loral Space & Communications Ltd. Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 24, 2002 and incorporated herein by reference.

      (20) Loral Space & Communications Ltd. Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 25, 2002 and incorporated herein by reference.

      (21) Loral Space & Communications Ltd. Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 15, 2002 and incorporated herein by reference.

      (22) Loral Space & Communications Ltd. Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 31, 2003 and incorporated herein by reference.

      (23) Loral Space & Communications Ltd. Definitive Proxy Statement on
Schedule 14A, filed with the Securities and Exchange Commission on April 17, 2002 and incorporated herein by reference

      (d) (1) Amended and Restated Loral Space & Communications Ltd. 1996 Stock Option Plan, dated November 11, 2002.

      (2) Amended and Restated Loral Space & Communications Ltd. 2000 Stock Option Plan, dated November 11, 2002.

      (3) Amendment No. 1 to the Amended and Restated Loral Space & Communications Ltd. 1996 Stock Option Plan, dated December 17, 2002.

      (4) Amendment No. 1 to the Amended and Restated Loral Space & Communications Ltd. 2000 Stock Option Plan, dated December 17, 2002.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

* To be filed by amendment

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                             Loral Space & Communications Ltd.

                                             /s/ Janet T. Yeung
                                             -----------------------------
                                             Janet T. Yeung
                                             Vice President, Deputy General
                                             Counsel and Assistant Secretary



                                             Loral SpaceCom Corporation

                                             /s/ Janet T. Yeung
                                             -----------------------------
                                             Janet T. Yeung
                                             Vice President and Assistant
                                             Secretary

Date: February 5, 2003

                                INDEX TO EXHIBITS

Exhibit
Number                                 Description
-------     --------------------------------------------------------------------
(a)(1)      Offer to Exchange, dated February 5, 2003
(a)(2)      Form of Letter of Transmittal.
(a)(3)      Fact Sheet from Loral Space & Communications, Ltd. to Employees.
(a)(4)      Cover Letter to Offerees, dated February 5, 2003.
(a)(5)      Form of Notice of Change in Election From Accept to Reject.
(a)(6)      Form of Letter to Tendering Option Holders*.
(a)(7)      Loral Space & Communications Ltd. Annual Report on Form 10-K for its
            fiscal year ended December 31, 2001, filed with the Securities and
            Exchange Commission on March 29, 2002 and incorporated herein by reference.
(a)(8)      Loral Space & Communications Ltd. Quarterly Report on Form 10-Q for
            its quarter ended March 31, 2002, filed with the Securities and
            Exchange Commission on May 15, 2002 and incorporated herein by reference.
(a)(9)      Loral Space & Communications Ltd. Quarterly Report on Form 10-Q for
            its quarter ended June 30, 2002, filed with the Securities and
            Exchange Commission on August 14, 2002 and incorporated herein by reference.
(a)(10)     Loral Space & Communications Ltd. Quarterly Report on Form 10-Q for
            its quarter ended September 30, 2002, filed with the Securities and
            Exchange Commission on November 14, 2002 and incorporated herein by reference.
(a)(11)     Loral Space & Communications Ltd. Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 7, 2002 and
            incorporated herein by reference.
(a)(12)     Loral Space & Communications Ltd. Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 9, 2002 and
            incorporated herein by reference.
(a)(13)     Loral Space & Communications Ltd. Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 10, 2002 and
            incorporated herein by reference.
(a)(14)     Loral Space & Communications Ltd. Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 27, 2002 and
            incorporated herein by reference.
(a)(15)     Loral Space & Communications Ltd. Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 8, 2002 and
            incorporated herein by reference.
(a)(16)     Loral Space & Communications Ltd. Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 6, 2002 and
            incorporated herein by reference.
(a)(17)     Loral Space & Communications Ltd. Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 6, 2002 and
            incorporated herein by reference.

Exhibit
Number                                 Description
-------     --------------------------------------------------------------------
(a)(18)     Loral Space & Communications Ltd. Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 27, 2002 and
            incorporated herein by reference.
(a)(19)     Loral Space & Communications Ltd. Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 24, 2002
            and incorporated herein by reference.
(a)(20)     Loral Space & Communications Ltd. Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 25, 2002
            and incorporated herein by reference.
(a)(21)     Loral Space & Communications Ltd. Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 15, 2002 and
            incorporated herein by reference.
(a)(22)     Loral Space & Communications Ltd. Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 31, 2003 and
            incorporated herein by reference.
(a)(23)     Loral Space & Communications Ltd. Definitive Proxy Statement on
            Schedule 14A, filed with the Securities and Exchange Commission on
            April 17, 2002 and incorporated herein by reference
(d)(1)      Amended and Restated Loral Space & Communications Ltd. 1996 Stock
            Option Plan, dated November 11, 2002.
(d)(2)      Amended and Restated Loral Space & Communications Ltd. 2000 Stock
            Option Plan, dated November 11, 2002.
(d)(3)      Amendment No. 1 to the Amended and Restated Loral Space &
            Communications Ltd. 1996 Stock Option Plan, dated December 17, 2002.
(d)(4)      Amendment No. 1 to the Amended and Restated Loral Space &
            Communications Ltd. 2000 Stock Option Plan, dated December 17, 2002.


* To be filed by amendment